UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Name of Subject Company)

AMÉRICA MÓVIL, S.A.B. de C.V.

(Offeror)

Series L Shares, without par value,

American Depositary Shares, each of which represents 20 Series L Shares,

Series A Shares, without par value, and

American Depositary Shares, each of which represents 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 (American Depositary Shares)

N/A (Series A Shares)

879403707 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Lago Zurich 245

Colonia Granada Ampliación

Plaza Carso / Edificio Telcel

11529 México, D.F., México

Telephone: (5255) 2581-4449

with copies to

Nicolas Grabar, Esq.

Daniel Sternberg, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,132,704,674.51	$473,607.96

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Series L Shares, no par value (including Series L Shares represented by American Depositary Shares), and Series A Shares, no par value (including Series A Shares represented by American Depositary Shares), in each case other than shares owned directly or indirectly by the Filing Person at a purchase price of Ps. 10.50 in cash per share. As of September 30, 2011, there were 9,816,383,486 Series L Shares outstanding (including Series L Shares represented by American Depositary Shares), of which 4,718,505,340 are owned directly or indirectly by the Filing Person, and there were 373,520,432 Series A Shares outstanding (including Series A Shares represented by American Depositary Shares), of which 91,994,660 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 5,097,878,146 outstanding Series L Shares and 281,525,772 Series A Shares. The Transaction Valuation was calculated in Mexican pesos (Ps.) and converted into U.S. dollars at the U.S. dollar-Mexican peso exchange rate for October 5, 2011 reported by Banco de México, as published in the Official Gazette of the Federation (Diario Oficial de la Federación), which was US$1.00 = Ps. 13.6675.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00011460 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $473,607.96

Form or Registration No: 005-60737

Filing Party: AMÉRICA MÓVIL, S.A.B. de C.V.

Date Filed: October 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) by América Móvil, S.A.B. de C.V. (“América Móvil”) on October 11, 2011, as amended by its Amendment No. 1 filed on October 27, 2011, its Amendment No. 2 filed on November 9, 2011 and its Amendment No. 3 filed on November 14, 2011. The Schedule TO relates to the offer by América Móvil (the “Tender Offer”) to purchase any and all Series A Shares (the “Telmex Series A Shares”), American Depositary Shares each representing 20 Telmex Series A Shares (the “Telmex A Share ADSs”), Series L Shares (the “Telmex Series L Shares”), and American Depositary Shares each representing 20 Telmex Series L Shares (the “Telmex L Share ADSs” and, together with the Telmex A Share ADSs, the “Telmex ADSs” and, together with the Telmex Shares, the “Telmex Securities”) of Teléfonos de México, S.A.B. de C.V. (“Telmex”), other than Telmex Securities held by América Móvil or by its subsidiaries, Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Empresas y Controles en Comunicaciones, S.A. de C.V. (“Empresas y Controles”). The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated October 11, 2011 (the “Offer to Purchase”) attached and filed with the Schedule TO as Exhibit (a)(i).

ITEM 8.	INTEREST IN SECURITIES OF THE COMPANY

Item 8 of this Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 4:00 p.m., Mexico City time (5:00 p.m., New York City time) on November 11, 2011. Based on a final count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa and the tender agent, The Bank of New York Mellon, the following securities were tendered (including shares represented by ADSs): 1,839,596,082 Telmex AA Shares, 57,299,258 Telmex A Shares and 4,057,565,086 Telmex L Shares.

All shares and ADSs that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer and applicable law.

On November 22, 2011, América Móvil issued a press release announcing the final results of the Offer, a copy of which is attached as Exhibit (a)(xvii) hereto.

ITEM 12.	EXHIBITS

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following:

(a)(xvii) Press release, issued by América Móvil on November 22, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Title: General Counsel
Date: November 22, 2011

EXHIBIT INDEX

(a)(xvii) Press release, issued by América Móvil on November 22, 2011.